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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of February 2007


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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F
                         ----

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):


Yes        No    X
    ----

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes        No    X
    ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No    X
    ----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on February 12, 2007: Jacada Reports Financial Results for the 2006 Fourth Quarter and Year-end


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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        JACADA LTD.

                                        By:     /S/    TZVIA BROIDA
                                               ---------------------------------
                                        Name:   Tzvia Broida
                                        Title:  Chief Financial Officer

 Dated: February 12, 2007

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

Jacada Reports Financial Results for the 2006 Fourth Quarter and
Year-end

   Agreement with Avaya and Increase in Backlog Position Company for
                            Growth in 2007

    ATLANTA--(BUSINESS WIRE)--Feb. 12, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the 2006 fourth quarter and year-end.

    Total revenues for the 2006 fourth quarter increased to $5.5 million, compared to $4.9 million in the fourth quarter of 2005. Total revenues for the full-year ended December 31, 2006 increased to $20.7 million, compared to $19.9 million for the full-year ended December 31, 2005.

    Non-GAAP net loss for the 2006 fourth quarter was $242,000, or $0.01 per diluted share, compared to a non-GAAP net loss of $352,000, or $0.02 per diluted share, in the 2005 fourth quarter. On a GAAP basis, net loss for the 2006 fourth quarter was $634,000, or $0.03 per diluted share, compared to a net loss of $406,000, or $0.02 per diluted share, in the 2005 fourth quarter.

    Non-GAAP net loss for the full-year ended December 31, 2006 was $1.5 million, or $0.07 per diluted share, compared to a non-GAAP net loss of $4.6 million, or $0.23 per diluted share, in the full-year ended December 31, 2005. On a GAAP basis, net loss for the full-year ended December 31, 2006 was $2.6 million, or $0.13 per diluted share, compared to a net loss of $5.0 million, or $0.25 per diluted share, in the full-year ended December 31, 2005.

    At the end of the 2006 fourth quarter, Jacada's cash and investments totaled $35.9 million, compared to $35.6 million at the end of the 2006 third quarter and $35.7 million at the end of the 2005 fourth quarter.

    "We believe these results indicate that Jacada's business model is delivering positive results and our business is trending in the right direction," said Gideon Hollander, CEO of Jacada. "In recent quarters, there has been a migration in Jacada's revenue mix, which shows a greater contribution coming from our new flagship call center solutions compared to our traditional legacy products. We are pleased to see the market for unified customer service desktops continuing to show increased demand."

    Increase in Backlog

    "To quantify the positive impact of our call center solutions business model, we are providing visibility into Jacada's backlog, which represents revenue from signed contracts (not including maintenance renewals) that has not yet been recognized," said Hollander. "At the beginning of fiscal year 2007, we are carrying a backlog of Jacada Fusion and Jacada WorkSpace revenue of approximately $8.1 million, compared to a backlog of $5.4 million at the beginning of fiscal year 2006," stated Hollander.

    Fourth Quarter Highlights

    In the fourth quarter, Avaya, a leading global provider of business communications applications, systems and services, signed an agreement with Jacada that will extend Jacada's reach into the global call center marketplace. Under the terms of the agreement, Avaya Consulting and Systems Integration and Jacada will jointly market and deliver Jacada customer service solutions globally.

    "Avaya's selection of Jacada is tremendous validation as to the traction and success of the Jacada contact center solutions, and the sizable market opportunity that exists," said Paul O'Callaghan, president of Jacada. "Avaya is a trusted advisor to many of the companies in our target markets. Together we can offer a solution that delivers a major competitive advantage for our customers by significantly reducing operational costs and greatly enhancing the customer experience."

    In the fourth quarter, Jacada also closed new business in important vertical markets. Capita, the UK's leading provider of integrated professional support services selected Jacada WorkSpace to improve the customer experience by creating a central interaction point for the customer service representative to increase efficiencies and streamline customer service operations. Lillian Vernon, the national catalog and online retailer that markets gift, household, children's and fashion accessory products, has selected Jacada WorkSpace as its standardized unified agent desktop for its customer service operations.

    "As a leader in the outsourced call center industry, Capita's selection of Jacada demonstrate the growing acknowledgement that simplifying desktop complexity removes a key customer service obstacle and provides an immediate way to both competitively differentiate and realize significant cost reductions," said O'Callaghan. "And being selected by KarstadtQuelle and Lillian Vernon in 2006, is a strong indication that the online retailer and catalog market also suffers from an overly complex customer service environment."

    Financial Outlook

    "In 2007, we expect new partner activity and business growth, which will require additional operational investments," said
Hollander. "We anticipate revenue to grow between 20% and 24% on an annual basis over 2006, with the growth occurring in the second half of the year."

    Conference Call Details

    Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 10:30 a.m. Eastern Time on February 12. To participate in the teleconference, please call toll-free 1-866-510-0710 or 617-597-5378 for international callers and provide passcode 20493328, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "About Us" then "Investors") or www.fulldisclosure.com.

    A telephonic playback of the teleconference will be available for three days beginning at 12:30 p.m. ET on February 12. To access the replay, dial toll-free 1-888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 76771775.

    Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating loss, net loss and loss per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

    About Jacada - Jacada is a leading provider of customer service productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.

    Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.

    Jacada has over 1,200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                             Year ended          Three months ended
                            December 31,            December 31,
                       ----------------------- -----------------------
                          2006        2005        2006        2005
                       ----------- ----------- ----------- -----------
Revenues:
  Software licenses*)      $6,568      $6,674      $1,412      $1,852
  Services*)                4,810       3,701       1,758         618
  Maintenance               9,303       9,567       2,339       2,441
                       ----------- ----------- ----------- -----------

Total revenues             20,681      19,942       5,509       4,911
---------------------- ----------- ----------- ----------- -----------

Cost of revenues:
  Software licenses*)         527         648         170         110
  Services*)                3,671       3,365       1,080         814
  Maintenance                 864         865         210         202
                       ----------- ----------- ----------- -----------

Total cost of revenues      5,062       4,878       1,460       1,126
---------------------- ----------- ----------- ----------- -----------

Gross profit               15,619      15,064       4,049       3,785
                       ----------- ----------- ----------- -----------

Operating expenses:
  Research and
   development              4,067       4,094       1,109         940
  Sales and marketing      10,144      11,035       2,414       2,150
  General and
   administrative           5,098       5,681       1,391       1,336
                       ----------- ----------- ----------- -----------

Total operating
 expenses                  19,309      20,810       4,914       4,426
---------------------- ----------- ----------- ----------- -----------

Operating loss             (3,690)     (5,746)       (865)       (641)
Financial income, net       1,372         830         373         241
                       ----------- ----------- ----------- -----------

Net loss before taxes
 on income                 (2,318)     (4,916)       (492)       (400)
Taxes on income               254          42         142           6
                       ----------- ----------- ----------- -----------

Net loss                  $(2,572)    $(4,958)      $(634)      $(406)
                       =========== =========== =========== ===========

Basic net loss per
 share                     $(0.13)     $(0.25)     $(0.03)     $(0.02)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing basic
 net loss per share    19,827,852  19,497,726  20,126,244  19,600,587
                       =========== =========== =========== ===========

Diluted net loss per
 share                    $ (0.13)    $ (0.25)    $ (0.03)    $ (0.02)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing diluted
 net loss per share    19,827,852  19,497,726  20,126,244  19,600,587
                       =========== =========== =========== ===========

*) Certain amounts from prior year reclassified to confirm with this year presentation


NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                             Year ended          Three months ended
                            December 31,            December 31,
                       ----------------------- -----------------------
                             2006        2005        2006        2005
                       -----------------------------------------------
Revenues:
  Software licenses*)      $6,568      $6,674      $1,412      $1,852
  Services*)                4,810       3,701       1,758         618
  Maintenance               9,303       9,567       2,339       2,441
                       ----------- ----------- ----------- -----------

Total revenues             20,681      19,942       5,509       4,911
---------------------- ----------- ----------- ----------- -----------

Cost of revenues:
  Software licenses*)         111         240          65          56
  Services*)                 3614       3,365       1,061         814
  Maintenance                 854         865         208         202
                       ----------- ----------- ----------- -----------

Total cost of revenues      4,579       4,470       1,334       1,072
---------------------- ----------- ----------- ----------- -----------

Gross profit               16,102      15,472       4,175       3,839
                       ----------- ----------- ----------- -----------

Operating expenses:
  Research and
   development              3,988       4,094       1,093         940
  Sales and marketing      10,021      11,035       2,371       2,150
  General and
   administrative           4,696       5,681       1,184       1,336
                       ----------- ----------- ----------- -----------

Total operating
 expenses                  18,705      20,810       4,648       4,426
---------------------- ----------- ----------- ----------- -----------

Operating loss             (2,603)     (5,338)       (473)       (587)
Financial income, net       1,372         830         373         241
                       ----------- ----------- ----------- -----------

Net loss before taxes
 on income                 (1,231)     (4,508)       (100)       (346)
Taxes on income               254          42         142           6
                       ----------- ----------- ----------- -----------

Net loss                  $(1,485)    $(4,550)      $(242)      $(352)
                       =========== =========== =========== ===========

Basic net loss per
 share                     $(0.07)     $(0.23)     $(0.01)     $(0.02)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing basic
 net loss per share    19,827,852  19,497,726  20,126,244  19,600,587
                       =========== =========== =========== ===========

Diluted net loss per
 share                    $ (0.07)    $ (0.23)    $ (0.01)    $ (0.02)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing diluted
 net loss per share    19,827,852  19,497,726  20,126,244  19,600,587
                       =========== =========== =========== ===========

*) Certain amounts from prior year reclassified to confirm with this year presentation


RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                Year ended December 31, 2006
                     -------------------------------------------------
                        GAAP            Adjustments         Non-GAAP
                     ----------- ------------------------- -----------
                                 Amortization
                                 of acquired  Stock-based
                                  intangible  compensation
                                    assets      expenses
                                 ------------ ------------

Revenues:
  Software licenses      $6,568                                $6,568
  Services                4,810                                 4,810
  Maintenance             9,303                                 9,303
                     ----------- ------------ ------------ -----------

Total revenues           20,681                                20,681
-------------------- ----------- ------------ ------------ -----------

Cost of revenues:
  Software licenses         527         (416)                     111
  Services                3,671                       (57)       3614
  Maintenance               864                       (10)        854
                     ----------- ------------ ------------ -----------

Total cost of
 revenues                 5,062         (416)         (67)      4,579
-------------------- ----------- ------------ ------------ -----------

Gross profit             15,619          416           67      16,102
                     ----------- ------------ ------------ -----------

Operating expenses:
  Research and
   development            4,067                       (79)      3,988
  Sales and
   marketing             10,144                      (123)     10,021
  General and
   administrative         5,098                      (402)      4,696
                     ----------- ------------ ------------ -----------

Total operating
 expenses                19,309                      (604)     18,705
-------------------- ----------- ------------ ------------ -----------

Operating loss           (3,690)         416          671      (2,603)
Financial income,
 net                      1,372                                 1,372
                     ----------- ------------ ------------ -----------

Net loss before
 taxes on income         (2,318)                               (1,231)
Taxes on income             254                                   254
                     ----------- ------------ ------------ -----------

Net (loss) income       $(2,572)        $416         $671     $(1,485)
                     =========== ============ ============ ===========

Basic net (loss)
 income per share        $(0.13)                               $(0.07)
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 basic net (loss)
 income per share    19,827,852                            19,827,852
                     ===========                           ===========

Diluted net loss per
 share                  $ (0.13)                              $ (0.07)
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 diluted net loss
 per share           19,827,852                            19,827,852
                     ===========                           ===========


RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                           Three months ended December 31, 2006
                     -------------------------------------------------
                        GAAP            Adjustments         Non-GAAP
                     ----------- ------------------------- -----------
                                 Amortization
                                 of acquired  Stock-based
                                  intangible  compensation
                                    assets      expenses
                                 ------------ ------------

Revenues:
  Software licenses      $1,412                                $1,412
  Services                1,758                                 1,758
  Maintenance             2,339                                 2,339
                     ----------- ------------ ------------ -----------

Total revenues            5,509                                 5,509
-------------------- ----------- ------------ ------------ -----------

Cost of revenues:
  Software licenses         170         (105)                      65
  Services                1,080                       (19)      1,061
  Maintenance               210                        (2)        208
                     ----------- ------------ ------------ -----------

Total cost of
 revenues                 1,460         (105)         (21)      1,334
-------------------- ----------- ------------ ------------ -----------

Gross profit              4,049          105           21       4,175
                     ----------- ------------ ------------ -----------

Operating expenses:
  Research and
   development            1,109                       (16)      1,093
  Sales and
   marketing              2,414                       (43)      2,371
  General and
   administrative         1,391                      (207)      1,184
                     ----------- ------------ ------------ -----------

Total operating
 expenses                 4,914                      (266)      4,648
-------------------- ----------- ------------ ------------ -----------

Operating loss             (865)         105          287        (473)
Financial income,
 net                        373                                   373
                     ----------- ------------ ------------ -----------

Net loss before
 taxes on income           (492)                                 (100)
Taxes on income             142                                   142
                     ----------- ------------ ------------ -----------

Net (loss) income         $(634)        $105         $287       $(242)
                     =========== ============ ============ ===========

Basic net (loss)
 income per share        $(0.03)                               $(0.01)
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 basic net (loss)
 income per share    20,126,244                            20,126,244
                     ===========                           ===========

Diluted net (loss)
 income per share       $ (0.03)                              $ (0.01)
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 diluted net (loss)
 income per share    20,126,244                            20,126,244
                     ===========                           ===========


CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------
U.S. dollars in thousands

                                             December 31, December 31,
                                                 2006         2005
                                             ------------ ------------
   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents *)                    $4,735       $3,461
  Marketable securities *)                        12,338       14,655
  Trade receivables                                1,681        1,614
  Other current assets                               933          905
                                             ------------ ------------

Total current assets                              19,687       20,635
-------------------------------------------- ------------ ------------

LONG-TERM INVESTMENTS:
  Marketable securities *)                        18,849       17,535
  Severance pay fund                               1,040          825
                                             ------------ ------------

Total long-term investments                       19,889       18,360
-------------------------------------------- ------------ ------------

PROPERTY AND EQUIPMENT, NET                          930          997
                                             ------------ ------------

OTHER ASSETS, NET:
  Other intangibles, net                             574          990
  Goodwill                                         4,630        4,630
                                             ------------ ------------

Total other assets                                 5,204        5,620
-------------------------------------------- ------------ ------------

Total assets                                     $45,710      $45,612
-------------------------------------------- ============ ============

*) Total cash and investments                    $35,922      $35,651
                                             ============ ============

   LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
  Trade payables                                  $1,202         $981
  Deferred revenues                                5,514        5,533
  Accrued expenses and other liabilities           3,813        3,373
                                             ------------ ------------

Total current liabilities                         10,529        9,887
-------------------------------------------- ------------ ------------

LONG-TERM LIABILITIES:
  Deferred revenues                                  219            -
  Accrued severance pay                            1,567        1,250
                                             ------------ ------------

Total long-term liabilities                        1,786        1,250
-------------------------------------------- ------------ ------------

SHAREHOLDERS' EQUITY:
  Share capital                                       58           57
  Additional paid-in capital                      71,547       70,297
  Accumulated other comprehensive loss              (128)        (369)
  Accumulated deficit                            (38,082)     (35,510)
                                             ------------ ------------

Total shareholders' equity                        33,395       34,475
-------------------------------------------- ------------ ------------

Total liabilities                                $45,710      $45,612
-------------------------------------------- ============ ============

    CONTACT: Jacada Ltd.
             Ann Conrad, 770-352-1310, ext. 382
             aconrad@jacada.com